Exhibit 99.1

SIGMA LITHIUM ANNOUNCES 3Q24 RESULTS: PRODUCTION BEATS GUIDANCE, MAINTAINED LOW COSTS ATTARGET, GENERATED ROBUST $ 34 MILLION OPERATING CASH FLOW

HIGHLIGHTS

•	Sigma Lithium achieved strong operational performance at its Greentech industrial plant.
o	Produced 60,237t of Quintuple Zero Lithium Concentrate in 3Q24, higher than the 60,000t guidance
o	Further increased shipping cadence to quasi monthly volumes sold of 22,000t
o	Sales volumes totaled 57,483t in 3Q24, increasing 9% q-on-q
o	Successfully executed Plant 1 efficiency capex revamp implementation
o	Expects 4Q24 production and sales volumes of at least 60,000t

•	Maintained one of the lowest cash unit operating costs in the industry, with CIF China averaging US$ 513/t, down from US$ 515/t in 2Q24.

•	Commercial strategy adapted to capitalize on seasonal restocking trends, weather seasonality more effectively, and outperform market price benchmarks
o	Average CIF sales price for the third quarter of US$ 820/t

•	Robust operating cash flow generation of US$ 34 million in the third quarter enabled the Company to maintain a healthy cash position of US$ 66 million at quarter-end while reducing debt by $40 million

•	Signed final development loan agreement with the BNDES, fully financing its plant 2 expansion, further de-risking construction
o	Term: 16 years with 18 months amortization grace period
o	Sub-Treasury Interest Rate: BRL 7.53%, or USD 2.5% at prevailing swap rates

•	Continued to advance Plant 2 construction with earthworks and engineering

Conference Call Information

The Company will conduct a conference call to discuss its financial results for the third quarter at 8:00 a.m. EST on Friday, November 15, 2024. Participating in the call will be Co-Chairperson and Chief Executive Officer, Ana Cabral, Chief Financial Officer, Rogerio Marchini, and Executive Vice President for Corporate Affairs and Strategic Development, Matthew DeYoe. To register for the call, please proceed through the following link Register here. For access to the webcast, please Click here.

São Paulo, Brazil – (November 15, 2024) – Sigma Lithium Corporation NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces its results for the third quarter ended September 30, 2024.

Ana Cabral, Co-Chairperson and CEO said: “This quarter we achieved our production and low industry cost targets, generating robust free cash flow and demonstrating our operational resilience to lithium cycles. We also benefited from our shifted commercial strategy to navigate industry seasonality, enabling us to secure higher average realized prices compared to benchmarks.

“Over the last year we are proud to have transformed Sigma from an emerging producer into an industry leader, demonstrating the operational and financial resilience of a mature producer, with dependability and consistency. Meanwhile we have delivered on all of our climate goals, reaching Net Zero one year in advance of our target and 27 years ahead of the industry, with our Quintuple Zero Green Lithium. We are confident that over the lithium cycles, our capabilities to execute to strategy will deliver long-term value for Sigma and all of its stakeholders”, Ms. Cabral concluded.

Key Performance Metrics for Quarter Ended September 30, 2024 (US$)

	Unit		3Q24	2Q24
Sales Revenue for Shipents in Quarter	$000s		44,210	54,418
Provisional Price Adjustment	$000s		(23,316)	(8,498)
Total Sales Revenue	$000s		20,894	45,920
Concentrate Sold	tonnes		57,483	52,572
Concentrate Grade Sold		%	5.2%	5.5%
Average Reported Selling Price CIF (1)	$/t		820	1,056
Average Revenue per Tonne CIF (2)	$/t		415	894
Unit Operating Cost CIF (3)	$/t		513	515
Cash and Cash Equivalents	$000s		65,594	75,330

Revenues in the third quarter totaled US$44.2 million or US$20.9 million net of provisional price adjustments.

The Company has undergone a significant evolution in its commercial relationship with trading companies, strengthening commercial conditions. As a result of this change in strategy the Company concluded the final settlement of provisional sales invoices from previous quarters conducted through our traders, generating an accounting adjustment of US$(23.3) million. Importantly, these are primarily non-cash accounting closing settlements and do not have an effect on the future earnings potential of the Company.

In 3Q, Sigma Lithium maintained one of the lowest cash unit operating costs in the industry, with CIF China averaging US$ 513/t, down from US$ 515/t in 2Q24, in line with target levels.

•	Cash unit operating costs(3) for lithium concentrate produced at the Company’s Grota do Cirilo operations in the third quarter averaged US$ 395/t (including a temporary US$25/t for mobile crushers).
•	On an FOB Vitoria(3) basis (which includes transportation and port charges) costs averaged US$449/t.
•	On a CIF China basis(3) (includes ocean freight, insurance and royalties) costs averaged US$513/t.

Robust operating cash flow generation of US$ 34 million in the third quarter enabled the Company to maintain a healthy cash position of US$ 66 million, ultimately reflecting the non-cash nature of the accounting adjustments to the quarter.

•	The Company delivered third quarter cash adjusted EBITDA(4) of US$(10.6) million. Reported EBITDA for the third quarter totaled US$(12.8) million.
•	The cash adjusted EBITDA number excludes US$0.8 million of non-recurring expenditures, primarily related to capital markets and cost initiatives, and US$1.4 million in non-cash stock-based compensation expenses.

Net income in the quarter totaled US$(25.1) million or US$(0.23) per diluted share outstanding. These reported results were affected by the aforementioned US$(23.3) million in accounting adjustments.

Operational Update

Sigma Lithium achieved strong operational performance at its Greentech industrial plant in the third quarter. Production of Sigma Lithium’s Quintuple Zero Lithium Concentrate totaled 60,237t, up 22% from 2Q24 and ahead of the 60,000t guidance. This includes numerous daily production records and periods of sustained operations above 860t per day. The Company expects 4Q24 production of lithium concentrate to reach at least 60,000 tonne.

Commercial Strategy Update

Sigma Lithium sold 57,483 tonnes of its Quintuple Zero Green Lithium concentrate in the third quarter, when its operational performance enabled it to further increase shipping cadence to quasi monthly volumes sold of 22,000t. As a result, the Company made two full 22,000t shipments during the quarter and supplemented these volumes with 13,483t sold at the Port customs warehouse.

Operational reliability and a consistent shipment pattern lowered the Company’s export credit risk, increasing the availability and lowering the interest rate of its trade finance lines. This generated direct benefits for Sigma’s commercial strategy, enabling the Company to further geographically diversify its accounts receivables, shipping to three distributors across the world: Glencore AG (Europe), Mitsubishi Corporation RtM International Pte. Ltd (Japan/ Singapore), and International Resources Holdings (UAE/Abu Dhabi).

The interest rate cost of the Company’s trade finance export credit lines decreased substantially over the year from nearly 15.5% in 4Q23 to 9.0% in 3Q24. In parallel, the amount of available export trade lines exceeded US$ 100 million in the year.

The increased financial flexibility enabled the Company to strengthen its commercial strategy and change its distribution relationship with trading companies from “traders as principals” to “traders as distributors”. This strategy shift allows Sigma to capitalize on annual restocking trends of chemical refiners, weather seasonality more effectively and outperform market price benchmarks, achieving average CIF sales price for the third quarter of US$ 820/t.

While Sigma Lithium ships and sells monthly to its trading partners, its goal is to build maximum flexibility in the final re-sale to clients to benefit from the established seasonality of refiners’ restocking periods. When combined with its superior metallurgical properties and the associated value-in-use driven cost savings to customers, Sigma believes it has positioned itself to drive superior price realizations over time.

This commercial strategy of “trader as a distributor” was not yet in place during Company’s second through seventh shipments, when trading partners served as the principals to the transaction. The accounting provisional price adjustment booked in this quarter was mainly a result of the booking of final invoice settlement and closing of these trades.

Phase 2 Expansion

Recall, on April 1, 2024, the Board of Directors announced a Final Investment Decision for the Company’s Phase 2 Greentech Plant expansion. The project is expected to add 250,000 tonnes of production capacity to the current Phase 1 operation. Importantly, the Company has already received all relevant licenses to build and operate this second Greentech Plant.

In 3Q, Sigma Lithium initiated earthworks by completing clearing of the terrain for arid and semi-arid vegetation suppression (including fauna capture and classification) for the entire industrial project, including future phase 3 construction of production plant. Total building and commissioning are expected to occur over a 12-month period, with budgeted capex for Phase 2 of BRL492 million (approximately US$90mm at current exchange rates).

On August 29, the National Brazilian Bank for Economic and Social Development (BNDES) delivered a binding commitment to Sigma for a BRL 487mm development loan to finance this expansion.

On October 10, Sigma and the BNDES signed the final binding loan agreement, concluding the closing of the loan package. The first disbursement of the development loan is pending the Company posting bank guarantees with BNDES. This disbursement shall reimburse the capex already disbursed by the Company since first approval of the development bank loan.

The key terms and conditions of the development loan are:

•	Amount: BRL 487 million
•	Term: 192 months (16 years)
•	Interest Rate: BRL 7.53% per year (US$ at approximately 2.5% at prevailing swap rates).
•	Amortization Grace Period: 18 months – Calendarized Amortization: 174 months
•	Assets in Collateral: Not required. Development Loan shall be secured by letter of credit (“fianca bancaria”) issued by a BNDES registered financial institution.

Plant 2 Construction at Grota do Cirilo.

Balance Sheet & Liquidity

Robust operating cash flow generation of US$ 34 million during the third quarter enabled the Company to maintain a healthy cash position. Sigma Lithium ended the third quarter with US$65.6 million in cash and cash equivalents.

Free cash flow in the quarter totaled US$32 million primarily related to a reduction in working capital associated with the collection of accounts receivable.

Cash generation in the third quarter enabled the Company to repay certain export credit debt, reducing outstanding trade line balances. At the end of the quarter, the Company had US$181 million in short-term and long-term debt. This included US$59 million in drawn and available, but unutilized, additional liquidity through trade finance lines.

Capital expenditures during the third quarter totaled US$2.5 million (C$3.1 million) directed towards maintenance, mining, Phase 2 expansion work, and incremental investments in the Greentech Plant.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit our website

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs and Strategic Development
matthew.deyoe@sigmalithium.com.br

Irina Axenova, VP, Investor Relations

irina.axenova@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Financial Tables

The Company’s independent auditor has not performed a review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2024, the six-month period ended June 30, 2024, or the interim consolidated financial statements for the nine months ended September 30, 2024 in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

Figure 1: Unaudited Income Statement Summary

Income Statement - Unaudited	Three Months Ended September 30, 2024	Three Months Ended September 30, 2024
($000)	CAD	USD
Sales Revenues	59,887	44,210
Provisional price adjustments	(31,612)	(23,316)
Revenue	28,275	20,894
Cost of goods sold & distribution	(39,733)	(29,232)
Gross profit	(11,458)	(8,338)
Sales expense	(535)	(392)
G&A expense	(7,163)	(5,252)
Stock-based compensation	(1,871)	(1,369)
ESG and other operating expenses	(416)	(304)
EBIT	(21,444)	(15,655)
Financial income and (expenses), net	(11,277)	(8,267)
Non-cash FX & other income (expenses), net	(278)	(163)
Income (loss) before taxes	(32,998)	(24,085)
Income taxes and social contribution	(1,247)	(1,013)
Net Income (loss) for the period	(34,246)	(25,098)

Weighted avg diluted shares outstanding	110,822	110,822

Earnings per share	$(0.31)	$(0.23)

Figure 2: Unaudited Balance Sheet Summary

Balance Sheet - Unaudited	Three Months Ended September 30, 2024	Three Months Ended September 30, 2024
($000)	CAD	USD
Assets
Cash and cash equivalents	88,645	65,594
Trade accounts receivable	20,122	14,889
Inventories	22,394	16,571
Other current assets	24,883	18,413
Total current assets	156,044	115,467
Property, plant and equipment	224,945	166,451
Other non-current assets	117,459	86,915
Total Assets	498,447	368,833

Liabilities& Shareholder Equity
Financing and export prepayment	94,573	69,980
Suppliers& accounts payable	57,596	42,619
Other current liabilities	33,082	24,480
Total current liabilities	185,251	137,080
Financing and export prepayment	150,274	111,197
Other non-current liabilities	15,029	11,121
Total non-current liabilities	165,303	122,318

Total shareholders' equity	147,893	109,435

Total Liabilities& Shareholders' Equity	498,447	368,833

Figure 3: Unaudited Cash Flow Statement Summary

Cash Flow Statement - Unaudited	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2024
($000)	CAD	USD
Operating Activities
Net income (loss) for the period	(58,302)	(42,855)

Adjustments, including FX movements	51,351	37,346
Interest payment on loans and leases	(587)	(426)
Adjustments to income (loss) for the period	50,764	36,920
Change in working capital	(197)	(143)
Net Cash from Operating Activities	(7,735)	(6,078)

Investing Activities
Purchase of PPE	(19,377)	(14,339)
Addition to exploration and evaluation assets	(4,228)	(3,129)
Other	(3,900)	(2,886)
Net Cash from Investing Activities	(27,505)	(20,353)

Financing Activities
Proceeds of loans, net	70,353	52,721
Other	(1,521)	(1,125)
Net Cash from Financing Activities	68,832	51,596

Effect of FX	(9,350)	(8,155)
Net (decrease) increase in cash	24,242	17,010
Cash& Equivalents, Beg of Period	64,403	48,584
Cash& Equivalents, End of Period	88,645	65,594

Land Transactions:

In connection with the acquisition of additional properties located in areas of interest for Sigma Mineração S.A. (“SMSA”), an indirectly owned subsidiary of the Company, SMSA has amended the previous Credit Facility Agreement entered with Tatooine Investimentos S.A. (“Tatooine”) in 2023, increasing the amount by US$3 million, of which US$0.8 million is to be disbursed. Tatooine will continue to acquire such properties and shall grant the possession of the area to SMSA, which shall use it to continue with the Grota do Cirilo Project. This agreement and its amendments are qualified as a related party transaction under the policies of the TSXV, given that Marina Bernardini, a current officer of SMSA, has an economic interest in Tatooine.

Footnotes & Reconciliations:

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures such as realized price per tonne, unit operating costs, EBITDA, EBITDA margin, Adjusted cash EBITDA, and Adjusted cash EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

1: Average selling price, CIF represents revenues associated with shipments invoiced during the reporting period netted out against total volume shipped. The final price may be higher or lower than the invoiced price based on future price movements.

2: Reported revenue per tonne, CIF equivalent reflects net revenues for the quarter and tonnes shipped. Given a change in accounting policy in 3Q, the Company is not realizing the ocean freight and insurance costs associated with its 3Q shipments until product has been received by the final customer. Thus, this exercise is grossing up the reported revenues for these costs to create a more peer and market comparable figure. The final price may be higher or lower than the estimated realized price based on future price movements.

Revenue Bridge - Unaudited
$000 USD	Three Months Ended September 30, 2024
3Q24 Invoiced Revenues - CIF	$44,550
Provisional price adjustment for shipments: 3Q24	2,607
3Q24 Revenues - CIF	$47,157
Adjustment for CIF Accounting	(2,947)
3Q24 Revenues - FOB	$44,210
Provisional price adjustment for shipments: 1Q24 - 2Q24	(15,611)
Provisional price adjustment for shipments: 3Q23 - 4Q23	(7,705)
Reported Revenues - FOB	$20,894
Adjustment for CIF Accounting	2,947
Reported Revenues - CIF	23,841

Lithium Concentrate Sales Volumes	57,483

$ / tonne
3Q24 Invoiced Price - CIF	$775
Provisional price adjustment for shipments: 3Q24	45
3Q24 Price - CIF	$820
Adjustment for CIF Accounting	(51)
3Q24 Price - FOB	$769

3. Cash unit operating costs include mining, processing, and site based general and administration costs. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on an FOB basis, this metric includes road freight, and port related charges. When reported on a CIF basis it includes ocean freight, insurance and royalty costs. Royalty costs include a 2% government royalty and a 1% private royalty.

For CIF production cost analysis purposes, Sigma is considering the ocean freight costs of product that sailed in the month of reporting. However, for accounting purposes, and thus in this quarter’s reported cost of good sold and revenues, the ocean freight cost is to be recognized the moment material is delivered to the customer. Overtime, this will even out as a consistent pattern of boats are shipped and delivered, but as it is a newly adopted accounting policy, it is translating to a lower reported dollar revenue and cost for 3Q24 than what is implied by our CIF production and revenue accounting above.

4. Adjusted Cash EBITDA is a measure of recurring core earnings profile of the company. It is calculated as revenues minus cash operating and selling expenses. The calculation excludes non-cash items such as depreciation and amortization and stock-based compensation expenses as well as certain non-recurring cash expenses such as legal expenses associated with capital markets or strategic initiatives.

Adjusted Cash EBITDA Bridge

EBITDA Bridge - Unaudited	Three Months Ended September 30, 2024	Three Months Ended September 30, 2024
($ 000)	CAD	USD
Sales Revenues	59,887	44,210
Provisional price adjustments	(31,612)	(23,316)
Revenues	28,275	20,894
Cost of goods sold & distribution	(39,733)	(29,232)
Gross Profit	(11,458)	(8,338)
Sales expenses	(535)	(392)
G&A expense	(7,163)	(5,252)
Stock-based compensation	(1,871)	(1,369)
ESG & other operating expenses, net	(416)	(304)
EBIT	(21,444)	(15,655)
Depreciation & Amortization	3,912	2,876
EBITDA	(17,532)	(12,779)
EBITDA (%)	-62%	-61%
Non-recurring expenses (1)	1,089	798
Stock-based compensation	1,871	1,369
Adjusted Cash EBITDA	(14,571)	(10,612)
Adjusted EBITDA (%)	-52%	-51%

(1)Non-recurring expenses include certain legal and advisory costs and severance costs associated with ongoing productivity initiatives.